Exhibit 99.1

Provident Announces Strong 2011 First Quarter Results, 50 Percent Increase in Growth Capital Budget and May Cash Dividend

News Release 14-11
May 11, 2011

All values are in Canadian dollars.

CALGARY, ALBERTA - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) today  announced its 2011 first quarter interim financial and operating results and expanded its 2011 capital budget to $130 million and the May cash dividend of $0.045 per share.

“Provident performed very well during the first quarter of 2011. Our strong first quarter results were driven by higher sales volumes and robust product margins.” said President and Chief Executive Officer, Doug Haughey. “Provident is well positioned to drive future growth from the Montney and Marcellus natural gas plays, as well as from opportunities surrounding the Alberta oilsands.”

First Quarter Summary

First quarter financial statements are reported under International Financial Reporting Standards.

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Gross operating margin grew by 13 percent to $100 million in the first quarter of 2011, up from $89 million in 2010, reflecting stronger sales volumes and product margins when compared to the first quarter of 2010.

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Adjusted EBITDA(1) was $61 million for the first quarter of 2011, an increase of 18 percent from $52 million in 2010. The increase reflects higher operating margins from both Redwater West and Empress East, which increased contributions by 19 percent and 16 percent, respectively.

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Adjusted funds flow from continuing operations(2) increased 13 percent to $54 million ($0.20 per share) in the first quarter of 2011, compared to $47 million ($0.18 per unit) in 2010, largely due to a 13 percent increase in gross operating margin.

•	Dividends paid to shareholders totaled $0.14 per share resulting in a payout ratio of 75 percent of distributable cash flow from continuing operations(3) for the first quarter of 2011.

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Total debt decreased by 5 percent to $451 million at March 31, 2011, from $474 million at December 31, 2010. At March 31, 2011, Provident had approximately $361 million of remaining capacity available under its $500 million revolving term credit facility.

•	Total debt to Adjusted EBITDA(1) for the twelve months ended March 31, 2011 was 1.9 to one compared to 2.1 to one for the year ended December 31, 2010.

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Capital expenditures from continuing operations were $24 million primarily directed towards cavern development and terminalling infrastructure at the Corunna facility, cavern and brine pond development at the Redwater fractionation facility, as well as various pipeline improvements and developments.

(1) Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, and other non-cash items - see "Reconciliation of Non-GAAP measures". Adjusted EBITDA presented above is from continuing operations and excludes the onetime buyout of financial derivative instruments, strategic review and restructuring costs.

(2) Adjusted funds flow from continuing operations excludes strategic review and restructuring costs.

(3) Distributable cash flow is presented as adjusted funds flow from continuing operations, net of sustaining capital spending.

2011 Growth Capital Increased

Provident has increased its 2011 growth capital budget from approximately $70 million to approximately $105 million. The 50 percent increase provides an additional $35 million of growth capital, which includes $24 million directed towards the new growth initiatives as described below, approximately $18 million of scope enhancements and cost increases at Corunna, offset by the deferral of a previously announced $7 million debottlenecking initiative at Redwater until 2012 to align the project timing with the start-up of incremental volumes that will be secured at the Younger facility as a result of the Septimus to Younger pipeline project currently underway.

1. Redwater Cavern Development Accelerated

Driven by substantial demand for new storage services at Redwater, Provident plans to deploy an additional $14 million in 2011 towards cavern and related infrastructure development, including the drilling of a new previously unannounced cavern during the summer of 2011. With this new addition, Provident will have five caverns or approximately 2.5 million barrels of storage capacity in various stages of development at Redwater. One of these caverns may be designated as a replacement in the future, as required.

2. Empress East NGL Infrastructure Project Announced

Provident has approved $10 million of additional growth capital in 2011 to develop a new project that will provide incremental NGL volumes into Provident’s Empress East System. Details regarding the project will be released once commercial arrangements have been finalized.

Septimus to Younger Pipeline Project on Track

During the first quarter, Provident announced an agreement between Provident Energy Ltd., AltaGas Ltd., and a senior producer, to construct a 16-inch rich gas pipeline from a Montney gas plant to the AltaGas/Provident Younger deep cut natural gas processing facility in northeastern British Columbia. Under the agreement, Provident and AltaGas will each own a 30 percent interest in the project. The 25 kilometre pipeline will serve as a trunk line to support the gathering of up to 250 million cubic feet per day of natural gas from the liquids-rich Montney area. The estimated cost to complete the pipeline is approximately $30 million, of which Provident has committed to spend $9 million which was included as part of the original 2011 capital budget.

2011 Sustaining Capital Unchanged

Management is maintaining the previously disclosed sustaining capital budget for 2011 of approximately $25 million. Provident plans to spend approximately $11 million on normal course maintenance operations and approximately $14 million in onetime replacement costs representing the sustaining capital component for the Taylor to Boundary Lake pipeline project. Management estimates a future annual run rate of approximately $8 million to $12 million for sustaining capital requirements.

Adjusted EBITDA Guidance Unchanged

Given current forward pricing, management is maintaining its 2011 Adjusted EBITDA guidance range of $200 million to $250 million, subject to market and operational assumptions including normal weather conditions. This guidance is based, in part, on average price assumptions for April through December 2011 of U.S. WTI crude $100.60/bbl, AECO gas $3.60/GJ, Cdn/U.S. dollar exchange rate of $0.97 and a Mont Belvieu propane price at 55 percent of crude oil. This guidance also assumes that extraction premiums at Empress for 2011 will be near the high end of the historical average range between $1 and $7 per gigajoule.

May 2011 Cash Dividend

The May cash dividend of $0.045 per share is payable on June 15, 2011 and will be paid to shareholders of record on May 26, 2011. The ex-dividend date will be May 24, 2011. Provident’s 2011 annualized dividend rate is $0.54 per common share. Based on the current annualized dividend rate and the TSX closing price on May 10, 2011 of $8.86 Provident’s yield is approximately 6 percent.

For shareholders receiving their dividends in U.S. funds, the May 2011 cash dividend will be approximately US$0.05 per share based on an exchange rate of 1.0406. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Adoption of International Financial Reporting Standards (IFRS) Reporting

In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. This adoption date requires the restatement, for comparative purposes, of amounts reported by Provident for the annual and quarterly periods within the year ended December 31, 2010, including the opening statement of financial position as at January 1, 2010. Provident’s first quarter 2011 interim consolidated financial statements reflect this change in accounting standards.

2011 First Quarter Conference Call

A conference call has been scheduled for Thursday, May 12, 2011 to discuss details regarding the 2011 first quarter results at 7:30 a.m. MDT (9:30 a.m. Eastern). To participate, please dial 416-695-6617 or 800-396-7098 approximately 10 minutes prior to the conference call. An archived recording of the call will be available for replay until May 19, 2011 by dialing 905-694-9451 or 800-408-3053 and entering passcode 2134082. Provident will also provide a replay of the call on its website at www.providentenergy.com.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) infrastructure and logistics business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This news release contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com